Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share

For the Years Ended December 31, 2015, 2014 and 2013

(Amounts in thousands, except per share data)

	Year Ended December 31,
	2015	2014	2013
Basic:

Net income	$93,482	$104,243	$110,893
Weighted average number of common shares during the period	41,915	41,646	40,377

Net income per share - basic	$2.23	$2.50	$2.75

Diluted:

Net income	$93,482	$104,243	$110,893
Weighted average number of common shares during the period	41,915	41,646	40,377
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:	158	137	211
Stock options
Common stock units related to deferred compensation for employees	55	70	112
Restricted common stock units related to incentive compensation	297	378	933
Total common and common equivalent shares adjusted to calculate diluted earnings per share	42,425	42,231	41,633

Net income per share – diluted	$2.20	$2.47	$2.66

Percentage of dilution compared to basic net income per share	1.3%	1.2%	3.3%